August 29, 2008
VIA EDGAR
John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ViewPoint Financial Group Form 10-K for the Fiscal Year Ended December 31, 2007 Forms 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008 File No. 001-32992
Dear Mr. Nolan:
Enclosed is a response to the comment contained in the letter from the staff of the Securities and Exchange Commission to ViewPoint Financial Group (“the Company”), dated August 15, 2008, regarding Note 19 — Business Combinations from the Consolidated Financial Statements in our Form 10-K for the Fiscal Year Ended December 31, 2007.
In September 2007, through our wholly-owned subsidiary, Community Financial Services, Inc. (“CFS”), we acquired the assets and loan origination business of Bankers Financial Mortgage Group, Ltd. (“BFMG Ltd.”). CFS, now doing business as Bankers Financial Mortgage Group (“BFMG”), originates residential mortgage loans for sale. It does not operate as a loan servicer or a portfolio lender.
In accordance with Rule 3-05(2) (i) of Regulation S-X, if none of the conditions, as defined in 210.1-02(w), exceed 20 percent, financial statements are not required. None of the conditions of 210.1-02(w) were met, as illustrated below:
210.1-02(w)(1) The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.
Response:
When the Company acquired BFMG Ltd. in September 2007, the initial investment in this new subsidiary totaled $1,234,000. The total assets of the Company at December 31, 2006, prior to the acquisition, were $1,529,760,000; therefore, the investment in BFMG Ltd. would have been less than one percent of total assets of the Company after consolidation. The investment in CFS at December 31, 2007, was $1,817,000. The consolidated total assets of the Company at December 31, 2007, were $1,658,204,000; therefore, the investment in CFS remained less than one percent of total assets of the Company after consolidation.

Mr. John P. Nolan
Securities and Exchange Commission
August 29, 2008

210.1-02(w)(2) The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.
Response:
The total assets of BFMG Ltd. were $9,457,000 at December 31, 2006, while the total assets of the Company were $1,529,760,000; therefore, the total assets of BFMG Ltd. were less than one percent of the total assets of the Company. The total assets of CFS, after eliminations, were $3,106,000 at December 31, 2007; therefore, the total assets of CFS remained less than one percent of the consolidated total assets of the Company.
210.1-02(w)(3) The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.
Response:
BFMG Ltd. reported $356,000 in net income before income taxes for the year ended December 31, 2006, while the Company reported $6,129,000 in net income before income taxes for the same time period; therefore, the net income before income taxes of BFMG Ltd. was less than six percent of the net income before income taxes of the Company. CFS reported net income before income taxes of $225,000 for the year ended December 31, 2007, while the consolidated net income before income taxes of the Company was $7,811,000 for the same time period; therefore, the net income before income taxes of CFS was less than three percent of the Company’s consolidated net income before income taxes.
As a result of failing to meet any of these three conditions of 210.1-02(w), the Company does not believe that it was required to provide financial statements for BFMG Ltd.
In connection with responding to the comment contained in the letter from the Staff of the Commission to the Company, dated August 15, 2008, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John P. Nolan
Securities and Exchange Commission
August 29, 2008

Any additional comments or questions may be addressed to Pathie E. McKee, Executive Vice President and Chief Financial Officer, at 972-509-2009.
Sincerely,
/s/ Pathie E. McKee
Pathie E. McKee, Executive Vice President and Chief Financial Officer